Filed Pursuant to Rule 424(b)(3)
Registration No. 333-157688
NORTHSTAR REAL ESTATE INCOME TRUST, INC.
SUPPLEMENT NO. 4 DATED JUNE 9, 2011
TO THE PROSPECTUS DATED APRIL 22, 2011
     This document supplements, and should be read in conjunction with, our prospectus dated April 22, 2011, Supplement No. 1 dated April 22, 2011, Supplement No. 2 dated May 4, 2011 and Supplement No. 3 dated May 13, 2011. The purpose of this Supplement No. 4 is to disclose:
•	the status of our initial public offering;

•	the reelection of our directors; and

•	the reappointment of our officers.
Status of Our Initial Public Offering
     We commenced our initial public offering of $1,100,000,000 in shares of common stock on July 19, 2010. Of these shares, we are offering $1,000,000,000 in our primary offering and $100,000,000 pursuant to our distribution reinvestment plan.
     As of June 8, 2011, we had sold 2,476,918 shares of common stock in the offering for gross offering proceeds of approximately $24.7 million, all of which were sold in the primary offering. As of June 8, 2011, there were 108,049,397 shares of common stock available for sale in the offering, including 10,479,501 shares under the distribution reinvestment plan. Our initial public offering is expected to terminate on or before July 19, 2012, unless extended by our board of directors.
Reelection of Directors
     At our 2011 annual meeting of stockholders held on June 7, 2011, all directors nominated by our board of directors were reelected to serve until the 2012 annual meeting of stockholders and until their respective successors are duly elected and qualified.
     The voting results for each of the four persons nominated were as follows:

Nominee	Votes For	Votes Withheld

David T. Hamamoto	2,460,668	59,556
Jonathan T. Albro	2,460,668	59,556
Charles W. Schoenherr	2,460,668	59,556
Jack F. Smith, Jr.	2,455,546	64,678
Reappointment of Officers
     On June 7, 2011, our board of directors unanimously reappointed the following officers to hold office until the next annual meeting of our board of directors or until their respective successors have been elected:

Name	Title

David T. Hamamoto	Chairman of the Board and Chief Executive Officer
Daniel R. Gilbert	President and Chief Investment Officer
Albert Tylis	Chief Operating Officer, Secretary and General Counsel
Lisa Meyer	Chief Financial Officer and Treasurer